Notice of Exempt Solicitation
Biogen Inc. (BIIB)
Shareholder Alert
Voluntary submission by James McRitchie

9295 Yorkship Ct., Elk Grove, CA 95758

Shareholder since 2010

Please vote for Proposal No. 5 by June 1, 2021
Stockholder Proposal: Disclose Lobbying Expenditures

Your support is requested FOR Item 5 at the Biogen shareholder meeting on June 2, 2021.

The proposal asks Biogen to prepare an annual report on its lobbying.

Stockholders of Biogen request preparation of an annual report disclosing:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.	Payments by Biogen used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.	Biogen’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4.	Description of management’s decision-making process and the Board’s oversight for making payments described in section 2 above.

The proposal is part of an ongoing investor campaign for greater corporate political spending disclosure. Transparency and accountability in corporate spending to influence public policy are in the best interests of Biogen shareholders. Without a clear system ensuring alignment and accountability, corporate assets can be used to promote public policy objectives which (a) may not be clearly reflective of investor interests, (b) may be at odds with other corporate values, and/or (c) may jeopardize Biogen’s reputation to the detriment of shareholder value.

The concern for investors is Biogen has a large lobbying footprint, yet a complete picture of its spending to influence public policy, including payments third-party groups and unreported grassroots lobbying, in unavailable for shareholders, as request by this proposal.

Looking more broadly, the attack on the U.S. Capitol and the “Big Lie” challenging the validity of the election results, has revealed an entirely new level of reputational risk for corporate lobbying (and political) expenditures, particularly to third-party groups.

We believe Biogen needs to commit to corporate political responsibility by increasing its lobbying disclosure, including all third-party spending to influence public policy:

•	Reputation is an important component of shareholder value;

•	Biogen’s current disclosures are inadequate;

•	Dark money spending through trade associations and social welfare groups presents unknown risks;

•	Biogen could easily provide details of its lobbying to investors; and

•	Investors are asking for lobbying transparency to better understand risks

I.	Corporate Reputation Warrants Protection as an Important Component of Shareholder Value

Biogen’s failure to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage and therefore potential negative impacts on shareholder value. Heightened scrutiny of corporate spending on lobbying and other political expenditures potentially exposes companies to increased reputational risk, particularly if sufficient oversight and controls are lacking.

According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.1 The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalization across the FTSE 100 & 250.”2 Furthermore, the Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.3

A 2014 Deloitte survey found 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.4 Clearly, corporate reputation has significant impact on shareholder value.

Biogen Needs to Commit to Lobbying and Dark Money Transparency in the Wake of the Capitol Insurrection

The attack on the U.S. Capitol and the “Big Lie” challenging the validity of the election results, has revealed an entirely new level of reputational risk for corporate lobbying (and political) expenditures, particularly to third-party groups. Here transparency and accountability of corporate lobbying activities and expenditures are especially important.

After January 6, Biogen stopped all of making PAC contributions to all politicians indefinitely.5 But the question remains whether the short-term changes that companies like Biogen made in response will be simply emergency measures to repair reputational damage or lead to something more lasting.6 As a result, investors are asking companies to commit to corporate political responsibility by disclosing their lobbying , including all dark money payments to third-party groups that use that money to influence policy.7

II.	Biogen’s Current Disclosures are Inadequate

Biogen has a broad lobbying footprint and the Company’s spending information is difficult to obtain, limited, and is not consolidated. Yet, our Company does not provide investors a central and comprehensive source where they can learn relevant corporate spending on direct or indirect lobbying activities/relationships, priorities, and how those efforts are supportive of or align with the company’s strategy and investor interests.

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1 “Reputation Risk,” The Conference Board, 2007, p. 6, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894.

2 https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study

3 https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf.

4 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, https://www2.deloitte.com/content/dam/Deloitte/pl/Documents/Reports/pl_Reputation_Risk_survey_EN.pdf.

5 https://qz.com/1957757/sp-500-companies-that-changed-their-political-donation-policies/.

6 https://www.newyorker.com/business/currency/corporate-america-reckons-with-its-role-enabling-trump.

7 https://www.iccr.org/wake-jan-6-investors-call-companies-re-evaluate-whether-corporate-political-spending-companys-or

III.	Indirect Lobbying and Undisclosed Grassroots Lobbying through Trade Associations and Social Welfare Groups Presents Potential Risks and Lack Accountability

While corporate donations to politicians and traditional PACs have strict limits, corporate payments to trade associations and 501(c)(4) social welfare nonprofits have no restrictions. This means that companies can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity. This is frequently referred to as dark money spending. The dark money scandal at FirstEnergy illustrates why investors need disclosure of social welfare group. FirstEnergy is under investigation for allegedly funneling $60 million through a dark money 501(c)(4) group called Generation Now that was used for bribery in Ohio.8

Undisclosed Grassroots Lobbying and Astroturf Campaigns Present Risk. It is also unclear whether our company is disclosing all third-party grassroots lobbying payments. Payments to third-party groups can be used for undisclosed grassroots lobbying. Grassroots lobbying does not get reported at the federal level under the Lobbying Disclosure Act, and disclosure is uneven or absent in states. The problem for investors is that paid grass-roots organizing is hidden from public view because the work is not covered by the Lobbying Disclosure Act, even though it is part of an effort to influence legislation and public policy.9

These undisclosed amounts may be more than double what is being reported. According to a 2019 study, trade associations and social welfare groups spent $535 million on lobbying in 2017 and as much as another $675 million on unregulated efforts to influence public policy.10 The $675 million that did not qualify as federal lobbying includes many staples of modern influence campaigns, such as strategic consulting, broadcast advertising, media relations, social media posts, and polling — or even the financing of astroturf campaigns. This highlights a large unknown risk for investors. How much is our company spending on undisclosed grassroots lobbying efforts?

We understand that trade associations and other non-profit organizations can serve a useful business purpose. However, Biogen’s lack of public disclosure risks damage to its already precarious reputation.

Companies, including Biogen, have also come under scrutiny for their payments made to 501(c)(3) patient advocacy groups which engage in lobbying.11 These murky relationships can pose reputational risks12 and blur the line between lobbying and patient advocacy.13

As shareholders, we would like to know how Biogen’s board is evaluating these trade association and social welfare group memberships and payments used for lobbying, as well as the potential reputational risks posed by such associations.

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8 https://www.energyandpolicy.org/firstenergy-service-company/.

9 https://www.rollcall.com/2013/03/21/grass-roots-lobbying-tactics-evade-public-eye/.

10 https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

11 Emily Kopp, Elizabeth Lucas, and Sydney Lupkin, “Patient Advocacy Groups Take In Millions From Drugmakers. Is There A Payback?” Kaiser Health News, April 6, 2018, https://khn.org/news/patient-advocacy-groups-take-in-millions-from-drugmakers-is-there-a-payback/.

12 Martin Levine, “A Culture of Conflicts in Funding of Patient Advocacy Nonprofits,” Nonprofit Quarterly, December 8, 2016, https://nonprofitquarterly.org/2016/12/08/culture-conflicts-funding-patient-advocacy-nonprofits/.

13 Sydney Lupkin, Elizabeth Lucas, Victoria Knight, “Big Pharma Gave Money to Patient Advocacy Groups Opposing Medicare Changes,” Kaiser Health News, https://khn.org/news/big-pharma-gave-money-to-patient-advocacy-groups-opposing-medicare-changes/.

IV.	Biogen Could Easily Provide Shareholders the Requested Lobbying Disclosures

The Company’s response to the proposal states that “In the U.S., we comply with important federal and state lobbying registration and disclosure laws.”

However, as we have demonstrated, Biogen is failing to provide investors what the proposal is asking for. Biogen’s existing practices fail to provide a unified disclosure report to shareholders capturing its federal and state lobbying payments, including all indirect lobbying through its trade associations and social welfare groups.

Biogen has this information readily available and could easily provide it to shareholders in a single report at minimal expense.

V.	Investors Are Asking for Lobbying Transparency to Better Understand Risks

The International Corporate Governance Network (ICGN) representing more than $18 trillion in assets, supports lobbying disclosure and political disclosure as best practice, and supports disclosure of any amounts over $10,000.14 In 2018, the Principles for Responsible Investment (PRI) launched a guide on corporate climate lobbying to help investors engage with companies on their direct and indirect lobbying practices related to climate policy. Specifically, companies should be consistent in their policy engagement in all geographic regions and should ensure any engagement conducted by member trade associations on their behalf or with their support is aligned with a company positions.15

Lobbying Transparency: What Gets Disclosed Gets Managed.

Clear policies and board oversight – coupled with disclosures to shareholders, would help mitigate risks and provide greater transparency and accountability allowing investors to assess potential risks and whether sufficient safeguards are in place to protect our Company’s interests as well as the interest of shareholders.

The well-documented reputational risks of Biogen’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

Based on the above Rationale, Biogen’s current lobbying disclosures are inadequate to protect shareholder interests. Vote FOR Proposal 5, the shareholder proposal requesting a report on the Company’s lobbying expenditures.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; James McRitchie is not able to vote your proxies, nor does this communication contemplate such an event. James McRitchie urges shareholders to vote for Proposal 54 following the instructions provided on management’s proxy.

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14 https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf.

15 https://www.unpri.org/Uploads/g/v/q/PRI_Converging_on_climate_lobbying.pdf.